Filed by Sky Financial Group, Inc.

Exchange Act Number 001-14473

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Waterfield Mortgage Company, Incorporated

MANAGEMENT DISCUSSION SECTION

Operator: Good day, everyone, and welcome to the conference call and webcast for Sky Financial Group. At this time all lines are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] As a reminder, today’s call is being recorded.

Before turning the call over to Mr. Adams, I would like to read the following statement from the company. In the review of the company’s announced acquisition and in answering questions, Mr. Adams and Mr. Thompson expect to provide forward-looking information relating to the acquisition including the expected benefits from the acquisition and including expected cost savings and operating results. Any such statements made today involve risks and uncertainties such that actual results could differ materially from these statements. The company undertakes no obligation to release revisions to these forward-looking statements to reflect events or circumstances occurring after today’s conference. Interested parties should refer to Sky Financial Group’s press release announcing this transaction and presentation on its website for more details regarding this forward-looking statements.

Now I’d like to turn the call over to Mr. Marty Adams. Please go ahead.

Marty Adams, Chairman, Chief Executive Officer

Thank you, Operator. Good morning, and thank you for your participation this morning. We are very pleased to be with you today and talk about Sky’s acquisition of Union Federal Bank and its parent company, Waterfield Mortgage Company. With me today is Kevin Thompson, our Chief Financial Officer. Also helping with questions will be Granger Souder, who is our General Counsel and Head of Risk Management, and Perry Atwood, our Director of Sales. Kevin and I will go through the presentation this morning and you can follow along by viewing the slide show on our website or by downloading slides as an Acrobat file, also on Sky’s website. After our presentation we will be happy to take your questions.

As you can see, the outline of today’s presentation on Slide 3, but we’re going to begin the discussion on Slide 4 which gives us a brief overview, or profile, of Sky. As all of you know, Sky is about $15.7 billion in assets now, mainly in Ohio and Western Pennsylvania with 290 financial centers. Sky is an experienced acquirer and a proven integrator, which we believe will mitigate integration risk in this transaction. We show you at the bottom of Page 4 the strong financial results that we produced in the fourth quarter of 2005 with a return on assets of 1.39 and a return on tangible equity of 23.08 and a fine cash efficiency ratio of 51.02.

On Slide 5 we show you the acquisition and organic growth that Sky has experienced since 1998. As you can see, it’s a compound annual growth rate of 21%.

Let’s go to Page 6 and really talk about a profile of Waterfield Mortgage. First, Waterfield is a privately-owned thrift holding company. It was founded in 1928 with a long history of success. Waterfield has 2 major segments, and this is very important. Number 1 is a retail and commercial banking group, and that’s mainly Union Federal Savings Bank, and Number 2, a national mortgage banking group. Sky is acquiring the retail and the commercial banking only, and it’s really conducted primarily through the Union Federal Bank. The acquisition that we’re making excludes the national mortgage business, and most of that is being sold to American Home in a transaction that was announced several weeks ago.

Page 7 gives us a little more detail about what we’re buying, which is again the banking segment. Forty-three banking offices in the Indianapolis marketplace. Indianapolis is the next major metropolitan market to Sky’s west. So it’s a contiguous market in the Midwest, very consistent with the strategy we’ve talked about for a long time. It has a total of $1.9 billion in total deposits and that’s split between 1.2 billion in community banking deposits and 770 million of checking and money market accounts through a joint marketing agreement with Affinity Financial.

Of the 1.2 billion community banking deposits, 69% as you can see are checking and savings account, not really a typical thrift deposit structure. Also you see a very attractive loan mix, $1.5 billion worth of loans, 29% commercial and commercial real estate, consumer and home equity at 46% and a smaller piece of residential mortgages. Again like the deposit mix, the loan mix is much more bank like than a typical thrift. Even more importantly and not on this slide, over the last 4 years Union Federal has really built an impressive team of experienced commercial bankers. They’ve done a fabulous job in establishing a culture and a strategy to really capture as much as they can in that Indianapolis market, and we just really hope to continue their fine, fine track record in the last several years.

Page 8 explains the strategic rationale for this acquisition. It is truly a franchise enhancing acquisition for Sky. It puts us in the Indianapolis market and I’m going to give you some information about Indianapolis in a minute, and it is really a good growth market. It fits into Sky’s market metro market expansion, again the next contiguous major metropolitan area to our west. So this isn’t anything new for us, it’s something we’ve been looking at for a long, long time. It creates a ninth operating region. Indianapolis with 43 branches has a significant amount of market share there, enough to support its own region. As many of you know, Sky runs a geographic model, a perfect fit again for Sky. Attractive financial results for Sky shareholders. It’s not only franchise enhancing but it satisfies Sky’s investment criteria that we’ve talked about for a long time, which is GAAP and cash accretive, and we’ll go through those numbers in a little more detail in a second.

Now let’s look at the map on Slide 9. The pro forma map again extends us into Indianapolis. You can see that tight cluster around Indianapolis, the branches. It’ll move us to the eleventh largest bank, with the $1.9 billion in deposits and 44 offices in the State, 43 of them in the very fine Indianapolis market.

Page 10, Indianapolis is a great city. We show some of the great attributes that we have on Page 10. Twelfth largest city in the U.S., twenty-ninth largest metropolitan area in the U.S. and the second largest State capital in the U.S.

On Page 11 we give you some more highlights. The cost of living on current rates are below the national average, average pay per person ranks higher than the national average, and Indianapolis ranked seventh best large metro area for running a small business. And for those of you who know Sky, you know that our sweet spot has been that small- and middle-market business competing in a market where larger banks operate. So a perfect market and again one that we’ve wanted in for some period of time.

Continuing on on Page 12, a little bit more about Indianapolis that may surprise you. Here are the top 10 MSAs in the Midwest. We show the population and you can see that Indianapolis is the third fastest-growing population projected for 2005 to 2010 and almost 8%, a very, very good market with good demographics.

Page 13, you know about Sky’s regional model. It fits perfectly, 43 offices again in the Indianapolis market and great opportunity given the demographics and the growth rates of Indianapolis to grow beyond that and meaningful market share. On Page 14, we show you the top ten competitors in the Indianapolis MSA. The top three are large, well established institutions. We compete against these institutions in all of our other major markets and it’s really perfect competition for us. We can concentrate on that sweet spot for us, that small middle-market business and the retail client will have a regional model in place where we’re making decisions with local talent in that market and we compete very, very well and expect a good growth out of this market.

Page 15 shows our strategy really in motion over the last few years. You can look at our major metro areas with the new Indianapolis, Pittsburgh, Cleveland and Columbus and pro forma, approximately 40% now of Sky’s deposits will come from these major metro markets. And this has happened over the last 3.5 years. Page 16 shows how our strategy looks on the map and again what happened over the last 3.5 year, if you look in Pittsburgh where we began, moved into Cleveland with a couple of acquisitions and then Columbus with the small acquisitions to add what we already had in that growing market and now Indianapolis, getting very consistent strategies, something that we’ve talked about with you for the past 4 years. Page 17, we’ve announced this but what about the execution risk? As you know, Sky has made a lot of acquisitions. We’re experienced acquirers. We have a strong track record. This is the third acquisition that’s been over $2 billion in deposits. So this isn’t out-size. This isn’t something we don’t what to do with so we’re already in motion. As we’ve done in the past, we will spend a lot of time and effort while we’re applying to our regulators to get this approved and getting prepared for a very smooth transition. And again, we’ve done this in the past. We know what we’re doing and we expect minimal integration risk.

Talking about on Page 18 the attractive financial results, not only is this a very good acquisition from a franchise value, but if you look at the core earnings per share as a penny in ‘06, cash earnings 2 cents in ‘06 and in ‘07, 2 cents on a core basis and 5 cents on a cash basis. So it meets our financial returns that we talked to you about. Kevin?

Kevin Thompson, Chief Financial Officer

Thank you, Marty. On Page 19, you’ve got a summary of the transaction, financial indicators, the total transaction value based on Sky’s close as of yesterday, $330 million. Each Waterfield shareholder is going to get 4.38 shares of Sky and cash of $80.07 for each of their shares. The consideration mix will translate into 59% stock, 41% cash. As a result, Sky will issue 7.5 million shares and total cash payments will be $136.5 million. The tax free exchange, all due diligence has been completed and we anticipate closing in the third quarter along with the completion of all the systems conversions as well.

On Page 20 looking at the deal pricing. Again, the purchase price $330 million. Just wanted to point out that’s based on a target equity of $90 million coming over as a result of the transaction. That $90 million is a little over 3% of the expected total assets so on the lower end of capital ratios versus peer institutions there, which has some influence on some of the multiples that we see. The price to estimated earnings for 2006 however at 16.2 compares very well versus comparable transactions. The price to book value at 3.66 and price to tangible book at 3.93, again influenced by that low capital ratio that we will be receiving in the transaction.

The core deposit premium, 24.6%. Again, I just want to underscore that’s based on the community core deposits excluding the Affinity Financial. The premium on total deposits is approximately 12.7%.

Turning to Page 21, transaction assumptions. Our cost estimates at 14% of total cost of Waterfield on a pro forma basis we feel very conservative and very consistent with supporting our growth plans for the Indianapolis market and pursuing those strategies there. Transaction costs estimated at $14 million after tax so again with the cash portion of the deal and the transaction costs to facilitate this transaction we expect to issue trust preferred securities of about $151 million.

Our internal rate of return clearly met our 15% threshold coming in at over 17%. As Marty indicated we expect this to be immediately accretive to core and cash earnings in 2006 and 2007.

On Page 22, again we’re not buying all of Waterfield as Marty described and just to provide a little bit of comparison here we show that Union Federal reported numbers on their regulatory report as of year-end. You can see with total assets a little over $3 billion etcetera. The next column over is deal adjusted. That is our expectation of the assets, loans, deposits and equity that we expect in the deal. Again, you see a $2.7 billion in assets, about $1.5 billion in loans, $1.9 billion in total deposits, and again $90 million in equity. Pro forma basis, that will bring Sky to about $18.4 billion in total assets and $12.7 billion in both loans and deposits.

Page 23, the pro forma capital ratios. Again, you can see at year-end Sky’s ratios were very much in line with our target ratios that we manage too. The transaction is expected to have a modest impact on the regulatory ratios and bring the tangible ratio down to 5.2% at close. Again, bringing over that lower rate of a little over 3% incrementally into transactions contributing to that.

You may recall, when we closed our Cleveland deal back in May of ‘03, we brought our ratios down to about 5.5% and built them back pretty quickly in about a year and a half, two years. So we’ve been – we’re very comfortable with the transaction here and managed the situation before. We expect, in about 2 to 3 years, that we’ll see our capital ratios back in the 6 to 7.5% range.

Page 24. Again in summary, Marty’s recapped as well, expands Sky’s footprint into a very exciting and attractive Indianapolis market. Again, continues our metro market growth strategy. A perfect fit really does utilize our acquisition and integration skills and we’re very positioned to focus on this transaction and does meet our financial criteria and delivers immediate accretion.

Before turning it back to Marty though, I did want to touch on a couple of tables in the Appendix. First on Slide 26, the pro forma diluted deposit composition, and Marty clearly touched on this. We’re really, again, thrilled with the balance sheet mix that we’re receiving in this transaction on the deposit side. The community banking deposits, very much similar to a more traditional commercial banking mix. You see the non-interest demand deposits, a little over 200 million. That’s 17% of the community-based deposit mix, blends very well with Sky’s numbers. Again, the CD portion of the community-based deposit mix, only about 30% of the total mix on that front, the Affinity Financial deposits in total, about 6% of the pro forma combined deposits, a very manageable position for Sky as we go forward.

Slide 27, on the loan portfolio, again here you see a very nice mix for franchise again with good commercial mix, combined commercial and CNI loans. Again, about 29% and a very strong home equity portfolio at about 45%. Total combined pro forma loan portfolio, not very different again between Sky stand alone today and the pro forma.

And as far as asset quality, we feel very good about the level and trend of not performing assets at Waterfield. We have been in to do due diligence twice and have seen an improving trend in the numbers and expect that trend to continue to improve as we approach the closing. The total non-performing loans on a pro forma combined basis, just adding the institutions together, would be 1.10%, as you can see, not very different from the Sky stand alone 1.07%.

Marty, I’ll turn it back to you.

Marty Adams, Chairman, Chief Executive Officer

Okay. Thank you. Operator, we will now take questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] We’ll take our first question from Fred Cummings with KeyBanc Capital Markets.

<Q – Fred Cummings>: Yes, good morning. Congratulations.

<A>: Hi, Fred.

<Q – Fred Cummings>: Marty, Kevin. Two questions, first I wanted to get a better understanding of this deposit mix. Now what’s the nature of this Affinity Financial deposits? And can you give us some sense for the cost of funds, the interest-bearing demand deposits and the money market and savings? I want to compare their cost of funds to yours.

<A>: Well Fred, actually those are pretty much brokered deposits and the cost of funds there are very much comparable to wholesale funding costs. So...

<Q – Fred Cummings>: And then what about on the core side, Kevin, when we look at the $266 million of interest-bearing demanding in the money and market and savings, how would their cost of funds compare to yours?

<A – Kevin Thompson>: I would say overall pretty comparable, Fred. Yes, we’re not going to see any major pricing issues.

<Q – Fred Cummings>: Okay. And then secondly, the home equity portfolio, which is 45% of their total, is that all end market or is that broker originated outside of the state?

<A>: Some of both, Fred. And Kevin, I don’t know if you have the percentage?

<A – Kevin Thompson>: I’m not sure I have the percentage on that portfolio as a whole but probably over half of the loan portfolio has been originated out of market and so we’ll have some elements to work through there. And we don’t have expectations for that portfolio to grow as we go forward. That – they have been focusing over the last couple of year much more on the Indianapolis market and the growth rates there are very nice and moving up rapidly. So, that’s where we’re at.

<A>: Yes, and that’s a good point, Kevin, is that the focus the last several years has been on the Indianapolis so de-emphasizing the focus about variable loans will not be a change.

<Q – Fred Cummings>: Okay. And then just one last question, as it relates to the commercial real estate and CNI portfolios, you guys have done some due diligence there. What size loans does – they typically make? Are these half million dollar loans, $1 million, $5 million, what can you tell us about their focus in those lending categories?

<A>: They focus, Fred, about exactly as we do so it would be a varied portfolio that would be very typical of what ours would be too. And again, the group of talented bankers they brought in have experience with some large regionals, been in place for a few years and they’ve been attacking that particular market. And it looks like the mix that we’d like to continue.

<Q – Fred Cummings>: Okay, thank you.

Operator: [Operator Instructions] We’ll go next to Andrew Marquardt with Fox-Pitt, Kelton.

<Q – Andrew Marquardt>: Hi, guys.

<A>: Hi, Andrew.

<Q – Andrew Marquardt>: Can you give a little color on how this transaction came to be? What was it that was a catalyst from Federal’s side to at this point link up with you guys?

<A>: Well we can’t really say what the catalyst was from their side because the seller is, and this is a private company, have different goals. The catalyst from our side, we can speak about in the 43 offices and the market share in Indianapolis.

<Q – Andrew Marquardt>: Okay. And can you talk a little bit about has this been a long-standing thing that you’ve been looking at? Or did this come up rapidly? And how have other opportunities come up over the last few months?

<A>: This is an opportunity we’ve been working on for some months and we pointed out very carefully that we’re buying really the banking assets. And Waterfield Mortgage is again a bigger company so it took a lot longer to negotiate this transaction, just to make sure that we work together with Waterfield to make sure we – these businesses are clearly separated, but we wanted to make sure that we got it right. So we’ve been working on it for many months and it hasn’t been the best kept secret in town unfortunately.

<Q – Andrew Marquardt>: Okay thanks.

Operator: We have a follow-up from Fred Cummings with KeyBanc Capital Markets.

<Q – Fred Cummings>: Yes Kevin, when you show the 16.2 multiple on adjusted ‘06 earnings, does that include your anticipated cost savings?

<A – Kevin Thompson>: No.

<Q – Fred Cummings>: It does not?

<A – Kevin Thompson>: No.

<Q – Fred Cummings>: Okay. So that does not – okay. And then, Kevin, I know you guys normally move very quickly and realizing those cost savings, how would you divide that up between ‘06 and ‘07?

<A – Kevin Thompson>: Fred, you know we’re expecting to meet our typical goals here in terms of accomplishing the conversion and integration very rapidly after the legal completion of the merger. So within 30 days of the deal, typically so we’re expecting to achieve almost 100% cost saves. If we slip a month, if we closed assuming June 30 or July 1, if we slipped a month we’d have 5 6 of those savings this year. That would probably be I don’t want to say worst case scenario, but it won’t get much worse than that.

<Q – Fred Cummings>: Okay. And then one last question. Even though the total level of non-performers are reasonably low at 20 million, Kevin, can you give us some sense for what’s in there? Is that – is it residential? Was it primarily commercial and commercial real estate? Can you just give us some sense of what’s in that 20 million?

<A – Kevin Thompson>: I can. It’s about – about half of it is home equity, about 8 million of it’s commercial.

<Q – Fred Cummings>: Okay.

<A – Marty Adams>: And Fred, we’ve had an interesting look, because this has gone on for some time, we did due diligence in I believe it was late July and then had another look in December. And we can see the improvements that this management team continues make and expectations are for continued improvements.

<Q – Fred Cummings>: Okay. And then, Marty, one last question. Now when you – I haven’t been to Indianapolis in a while unfortunately, but can you talk about the quality of their branches? Do they have – are they situated with ATMs and drive through ATMs? Can you talk about – and are they situated on the right corners? What’s your thoughts on that?

<A – Marty Adams>: Thoughts are that they are located overall on the right corners. They have a combination of stand-alone sort of in-line and some grocery store. They’ve been de-emphasizing the grocery store and more the stand alone. They’ve invested in new branches, been building out themselves the same management team in locations we are very happy with and really can’t offer any suggestions. Just continue doing what they’re doing. And you look – get out the map and really look around you can see how well they’re placed, completely around the city.

<Q – Fred Cummings>: Okay. Now just one clarification, Marty. You mentioned grocery stores. How many grocery stores would be included in this 43 million – 43 number?

<A – Marty Adams>: Kevin, can you give me the...

<A – Kevin Thompson>: I can. 13.

<Q – Fred Cummings>: 13. Okay, thank you.

<A – Marty Adams>: Thank you, Fred.

Operator: [Operator Instructions] And it appears that we have no further questions at this time. Gentlemen, I’ll turn the conference back over to you for any additional or closing comments.

Marty Adams, Chairman, Chief Executive Officer

Okay, thank you, Operator. As you can tell, we’re very enthusiastic about this great opportunity for Sky and we appreciate you sharing the time with us this morning to hear about it.

Operator: Once again, ladies and gentlemen, that concludes today’s call. Thank you for your participation. You may disconnect at this time.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the transaction between Sky Financial Group, Inc. and Waterfield Mortgage Company, Incorporated, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Sky Financial’s and Waterfield Mortgage’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sky Financial and Waterfield Mortgage may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the anticipated cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Waterfield Mortgage may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted or may disproportionately impact our activities in certain market areas; (7) the interest rate environment may further compress margins and adversely affect net interest income;

(8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sky Financial’s and Waterfield Mortgage’s markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations; and (11) facts or circumstances may arise with respect to Waterfield Mortgage that were not disclosed or made available to Sky Financial. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials will be filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on February 22, 2005. Other information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.